Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

August 22, 2014

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-176623; 811-21685),
Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-176624; 811-21665),
Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-176639; 811-21986), and
Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-176625; 811-21985)
(collectively, the “Core Alternatives Funds” or the “Feeder Funds”);
Hatteras Master Fund, L.P. (File No. 811-21666) (the “Master Fund”);
Hatteras Global Private Equity Partners Institutional, LLC (File No. 811-22257) (“GPEP”);
Hatteras GPEP Fund II, LLC (File No. 811-22594) (“GPEP II”); and
Hatteras VC Co-Investment Fund II, LLC (File No. 811-22251(“VCII” and, together with the Core Alternatives Funds, the Master Fund, GPEP and GPEP II, the “Funds”)

Dear Ms. DiAngelo Fettig:

Set forth below are the Funds’ responses to your comments on certain of the Funds’ filings.

Core Alternatives Funds

1.	The last fidelity bond filing for the Core Alternatives Funds was filed in July 2013 and was to expire in May 2014. Please file the current fidelity bond.

The fidelity bond expiring May 1, 2014 was extended to cover the period from May 1, 2014 – July 1 2014.  The fidelity bond’s extension endorsement was filed with the Securities and Exchange Commission (“SEC”) on Form 40-17G on August 8, 2014 for each of the Funds.  The executed fidelity bond for the period from July 1, 2014 – July 1, 2015 has not yet been received from the insurance company and will be filed within 10 days of receipt.

2.
In the Feeder Funds’ annual report for the year ended March 31, 2014, the Manager’s Discussion of Fund Performance only discusses the performance of the Hatteras Core Alternatives Institutional Fund, L.P.   The performance of the other Core Alternatives Funds also should be discussed or a statement should be added explaining how the other Funds’ performance would differ from the performance of the Hatteras Core Alternatives Institutional Fund, L.P.

The performance of all of the other Core Alternatives Funds is disclosed beginning on page 4 of the annual report.  However, going forward a statement will be added near the beginning of the Manager’s Discussion of Fund Performance indicating that the other Core Alternatives Funds’ returns were different than the returns for the  Hatteras Core Alternatives Institutional Fund, L.P. because the other Funds’ have different expenses and different expense ratios.

3.
Please explain why the one-year returns in the Performance Summary on page 4 of the Feeder Funds’ annual report for the year ended March 31, 2014 differs from the returns included in the Financial Highlights table.

Financial Highlights use returns calculated as outlined in Form N-2 using the beginning and ending Net Asset Value per share (the “NAV Method”).  The one-year returns in the Performance Summary were calculated using a non-unitized capital balance method (“Capital Balance Method”).  By using a Capital Balance Method rather than the NAV Method, rounding differences appear between the returns.  Going forward, the Core Alternatives Funds will ensure that the returns used in the Performance Summary are calculated based on the NAV Method.

4.
On page 6 of the Feeder Funds’ annual report for the year ended March 31, 2014, it states that 43% was allocated to Private Investments.  However, the chart in the prospectus indicates that the maximum allocation to Private Investments is 35%.  Please explain why the allocation was higher than the maximum allocation disclosed in the prospectus.

As stated in the lead-in language to the referenced chart, the allocation ranges disclosed in the chart are the ranges that are “generally intended” during normal market conditions and are not true maximum and minimum allocations for each investment strategy.   In addition, there is disclosure following the chart stating that the Investment Managers may, in their discretion, change or modify the allocation ranges from time to time.

5.
Please explain why the amount of investment income allocated to each of the four feeder funds as disclosed in the Statement of Operations is less than the total investment income of the Hatteras Master Fund, L.P.  Similarly, please explain why in the Statements of Assets, Liabilities and Partners' Capital the amount of assets and liabilities allocated to each of the four feeder funds does not reconcile with the Master Fund’s assets and liabilities. Is there another feeder fund that invests in the Master Fund?

Until December 31, 2013, there were two additional unregistered feeder funds that invested in the Master Fund.   These funds were closed effective December 31, 2013.

6.	If the Hatteras Master Fund, L.P. invests in a multi-class fund, please disclose in the Schedule of Investments going forward which class of the multi-class fund is held by the Master Fund.

The Master Fund will add the requested disclosure in shareholder reports on a going-forward basis.

7.
In the Statement of Operations on page 8 of the Hatteras Master Fund, L.P.’s annual report for the year ended March 31, 2014 there is a line item for “risk management expense.”  Please add a note the financial statements explaining the nature of the fee and to whom the fee is paid.

The Master Fund will add the requested disclosure in shareholder reports on a going-forward basis.

8.
Pursuant to Article 6-04.15 of Regulation S-X, please include a commitments and contingencies line item in the financial statements of the Hatteras Master Fund, L.P. going forward and include a parenthetical referring investors to the note to the financial statements on commitments.

The Master Fund will add the requested disclosure in shareholder reports on a going-forward basis.

9.	Each of the TEI Feeder Funds has withholding taxes. Please add a note to the financial statements describing the withholding taxes.

The TEI Feeder Funds will add the requested disclosure in shareholder reports on a going-forward basis.

10.
Rule 30e-1 of the 1940 Act requires that if your fund had a shareholder meeting during the reporting period, you will need to provide information on the number of affirmative votes, negative votes, abstentions and broker-non-votes cast on each matter.  For certain matters submitted to a vote of Partners, only the percentage of votes cast on each matter is included rather than the number of votes.  The number of Units cast also needs to be disclosed.

The Funds will include the requested disclosure as applicable in shareholder reports on a going-forward basis.

GPEP, GPEP II and VCII

11.	The last fidelity bond filing for the Funds was filed in July 2013 and was to expire in May 2014. Please file the current fidelity bond.

The fidelity bond expiring May 1, 2014 was extended to cover the period from May 1, 2014 – July 1 2014.  The fidelity bond’s extension endorsement was filed with the Securities and Exchange Commission (“SEC”) on Form 40-17G on August 8, 2014 for each of the Funds.  The executed fidelity bond for the period from July 1, 2014 – July 1, 2015 has not yet been received from the insurance company and will be filed within 10 days of receipt.

12.
In each of the Funds’ most recent annual reports to Members, the report of the independent registered public accounting firm did not appear to be signed.  Please file amendments including the signed reports.

The annual reports mailed to shareholders for GPEP, GPEP II and VCII contain physical signatures of McGladrey LLP. Forms N-CSR filed with the SEC for the recent annual periods for GPEP, GPEP II and VCII contain the “McGladrey LLP” image on the Reports of Independent Registered Public Accounting Firm, as directed by the auditors, and the “McGladrey” graphic was filed as a graphic exhibit.

In addition, Forms N-SAR-B for GPEP, GPEP II, and VCII recent annual periods contain electronic signatures on EX-23, report of the independent registered public accounting firm (internal control letter) per form N-SAR.

13.	If a Fund invests in a multi-class fund, please disclose in the Schedule of Investments going forward which class of the multi-class fund is held by the Fund.

The Funds will add the requested disclosure in shareholder reports on a going-forward basis.

14.	Please advise if the Hatteras VC Co-Investment Fund II, LLC controls any portfolio companies. We may have additional comments.

The VCII Fund does not control any portfolio companies.

15.
For the Hatteras VC Co-Investment Fund II, LLC, a net realized loss is reported on the Statement of Assets, Liabilities and Members’ Capital on page 7 of the annual report.  Please explain how there was a net realized loss when there were no sales of investments for the year.

There were realized losses in the portfolio, yet no proceeds, as the realized loss was due to the write-off of an investment within the portfolio.

16.	For each of the Funds, please add the disclosure required by Article 12-12, footnote 8 of Regulation S-X in future reports.

Each of GPEP, GPEP II and VCII is treated as a partnership for federal income tax purposes and not an association taxable as a corporation or a regulated investment company.  As such, each Fund does not have a different federal cost basis of securities to report, as required by Regulation S-X 210.12-12(8).

17.
Pursuant to Article 6-04.15 of Regulation S-X, please include a commitments and contingencies line item in the financial statements of Hatteras Global Private Equity Partners Institutional, LLC going forward and include a parenthetical referring investors to the note to the financial statements on commitments.

GPEP will add the requested disclosure in shareholder reports on a going-forward basis.

18.	For Hatteras GPEP II, LLC, please disclose the units associated with capital contributions pursuant to Article 6-09.4(b) of Regulation S-X.

As GPEP II has been closed to new investors since October 1, 2013, this comment is no longer applicable.

19.
Rule 30e-1 of the 1940 Act requires that if your fund had a shareholder meeting during the reporting period, you will need to provide information on the number of affirmative votes, negative votes, abstentions and broker-non-votes cast on each matter.  For certain matters submitted to a vote of investors, only the percentage of votes cast on each matter is included rather than the number of votes.  The number of shares cast also needs to be disclosed.

The Funds will include the requested disclosure as applicable in shareholder reports on a going-forward basis.

20.	For the Hatteras VC Co-Investment Fund II, LLC, the Code of Ethics was not filed with the most recent annual report filed on Form N-CSR. Please file the Code of Ethics with an amended Form N-CSR.

The Code of Ethics was filed by amendment to Form N-CSR on August 6, 2014.

21.	In future filings, please revise the language regarding proxy voting disclosure in accordance with Item 27(d), Instruction 5 of Form N-1A.

Going forward, the Funds will revise the proxy voting disclosure in accordance with Item 27(d), Instruction 5, of Form N-1A.

22.	Please include disclosure regarding the Board’s annual approval of each Fund’s investment management agreement as required by Item 24 of Form N-2.

The Funds will include the disclosure regarding the Board’s annual approval of each Fund’s investment management agreement as required by Item 24 of Form N-2.

23.	For the Hatteras VC Co-Investment Fund II, LLC, consider modifying the line item “Total Expenses” to “Net Expenses” as it appears that the item is disclosing net expenses.

The VCII Fund will revise the disclosure as requested in shareholder reports on a going-forward basis.

24.
For the Hatteras Global Private Equity Partners Institutional, LLC, it states in the introduction to the financial highlights table that the ratios and total return amount “excludes the Adviser and Sub-Adviser.”  Please explain what is meant by this statement and confirm that the information is calculated based on average members’ capital.

The information is calculated based on average members’ capital.   The capital accounts of the Adviser and Sub-Adviser (for example, the account of Hatteras Funds, LLC that receives any Performance Allocation) and their related returns are excluded because these accounts do not pay management fees.

25.
For the Hatteras Global Private Equity Partners Institutional, LLC, it appears that total operating expenses were calculated using an investment management fee of 1.30%.  As the investment management fee is 1.25%, please explain how total operating expenses were calculated.

The total operating expense ratio presented in the financial highlights table was based on the Fund’s average net assets for the year.  The investment management fee is calculated on a quarterly basis at the stated annual rate of 1.25%.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	J. Michael Fields, Hatteras Funds
Joshua B. Deringer, Esq.